PIMCO Equity Series PIMCO EqS® Long/Short Fund 650 Newport Center Drive Newport Beach, California 92660 (888) 877-4626

Filed by: PIMCO Funds (Commission File No. 333-233450)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 and Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: PIMCO Equity Series (Commission File No. 333-164077)

October 22, 2019

Subject: Please Vote on the Proposed Agreement and Plan of Reorganization

Dear Valued Shareholder:

We recently sent you information regarding the upcoming Special Meeting for PIMCO EqS® Long/Short Fund scheduled for November 22, 2019. According to our records, you have not yet voted on the proposed Agreement and Plan of Reorganization. If you don’t have the Proxy Statement we mailed previously, you can review it online at https://vote.proxyonline.com/PIMCOFunds/docs/PES2019.pdf.

We urge you to read the Proxy Statement because it contains important information. You may also obtain a copy of the Proxy Statement for free at the Securities and Exchange Commission’s website.

We are working with AST Fund Solutions to manage the voting process. AST will begin calling shareholders to ensure the fund receives a sufficient number of votes on the proposals. To avoid receiving calls on this matter, please vote as soon as possible.

Voting is fast and easy using one of the options below:

•	Visit the website on the enclosed proxy card and enter your control number.
•	Call (888) 628-1041 to speak with a representative.
•	Sign, date and return the enclosed proxy card in the postage-paid envelope provided.

If you vote now, you will ensure your shares are represented and we will not contact you further on this issue. Detailed information about the Special Meeting and proposed reorganization can be found in the Proxy Statement.

If you have any questions about the proposal, contact your financial advisor, client service representative or AST Fund Solutions at (888) 628-1041.

Thank you for your attention and cooperation.

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